EXHIBIT 12
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2010	2009	2008	2007	2006
	(in £ millions)
Earnings:
Pretax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	3,076	7,827	6,611	7,402	7,743
Add: fixed charges	883	842	895	498	394
Add: distributed income of income from equity investees	18	17	12	12	15
Less: preference security dividend	—	—	—	—	—
Less: minority interest in pre-tax income	12	4	6	3	1

Total earnings	3,965	8,682	7,512	7,909	8,151

Fixed charges:
Interest expense	831	783	843	453	352
Interest within rental expense (1/3 of rentals)	52	59	52	45	42
Preference security dividend	—	—	—	—	—

Total fixed charges	883	842	895	498	394

Ratio of Earnings to Fixed Charges	4.5	10.3	8.4	15.9	20.7